Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended	For the fiscal year ended September 30,
	March 31, 2008	2007	2006	2005	2004	2003
	($ in millions)
Consolidated income (loss) before income taxes	$(1,087.5)	$(951.2)	$1,987.1	$2,378.6	$1,582.9	$1,008.2

Minority interests in income before income taxes of subsidiaries which have incurred fixed charges	—	2.6	2.6	—	4.8	8.8

Minority interests in losses before income taxes of majority owned subsidiaries which have incured losses	—	—	—	(0.3)	(0.3)	(0.9)

Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	—	—	0.6

Amortization of capitalized interest	193.6	254.5	237.1	225.0	249.1	219.4

Interest expensed	20.0	52.6	72.1	33.9	17.5	19.5

Earnings (loss)	$(873.9)	$(641.5)	$2,298.9	$2,637.2	$1,854.0	$1,255.6

Interest incurred	$128.3	$356.9	$397.5	$306.8	$250.9	$253.8

Fixed charges	$128.3	$356.9	$397.5	$306.8	$250.9	$253.8

Ratio of earnings to fixed charges	—	—	5.78	8.60	7.39	4.95

Coverage deficiency	$1,002.2	$998.4	—	—	—	—
	= = =

Interest expensed and interest incurred include losses on early retirement of debt of $12.1 million, $17.9 million, $4.5 million, $3.0 million and $3.8 million in fiscal 2007, 2006, 2005, 2004 and 2003, respectively.